EXHIBIT 2.3

Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended September 30, 2006

This management’s discussion and analysis (“MD&A”), dated November 10, 2006 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended September 30, 2006 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s most recent prospectus, is available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2005 3rd quarter average	6.776	0.831
September 30, 2005	6.927	0.854
2005 average	6.776	0.826
December 31, 2005	6.927	0.858
2006 3rd quarter average	7.081	0.883
September 30, 2006	7.108	0.898

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation is engaged in the acquisition and exploration of silver dominant mineral properties in the People’s Republic of China. At the date of this MD&A, the Company is a 55.4% owned subsidiary of Minco Mining & Metals Corporation (“Minco Mining”).

In 2004, the Company, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in the Company to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of the Company with the ability to increase its interest in the Company to 30%. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid a total of $3,200,000 (which includes the $2,000,000 referred to above) to the Company in exchange for 4,960,000 special warrants, which were subsequently converted into common shares.

The Company’s principal property is the Fuwan silver deposit (the “Fuwan Silver Project”) located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will also be seeking to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005 under the trading symbol “MSV”. The Company also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At September 30, 2006, the Company had approximately $4.77 million in working capital, which will be used for: i) funding exploration and development activities of the Fuwan Silver Project and its other properties; ii) acquisition of additional silver dominant mineral properties in China; and iii) general corporate purposes.

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement with third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is also known to contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. In this MD&A, the silver zone on the Changkeng Property is referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs for property maintenance. The Company’s right to the Changkeng Silver Interest is dependent upon Minco Mining’s interest in the Changkeng property in accordance with the terms of a joint venture agreement, to which the Company is not a party to. The Company’s interest in the silver mineralization underlying the Changkeng property will be lost or impaired in the event that Minco Mining loses any or all of its interest in the Changkeng property.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company, with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company had provided all of the funding to explore and develop the Fuwan Property.  On January 10, 2006, the Company and GGEDC agreed that the joint venture would no longer be pursued and that the Company should assume a 100% interest in the Fuwan Property.  Consequently, the Company is now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Mining. As of September 30, 2006, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of RMB3,099,000 (approximately $436,000) is due on July 20, 2007.

The Company has completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of previous drilling reported by the No. 757 Geo-exploration team of Guangdong Geological Exploration Bureau (“757 Exploration Team”), an entity owned and controlled by the Guangdong Geological Bureau of the Government of China. Drilling was supervised by Minco China’s staff, and logging and sampling were undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy and provided results similar to the original.

On April 7, 2005, Minco China, on behalf of the Company, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property. The reports entitled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 3, 2005 is available on SEDAR at www.sedar.com. The report was updated on September 25, 2006 and amended and revised on November 2, 2006 are also available on SEDAR.

Minco China applied for an exploration permit in respect of the Dadinggang Property (the “Daginggang Application”) in August 2005. This application is currently still in the approval process with the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver deposit, is adjacent to the Fuwan and Changkeng permit areas.

Phase I Program:

A Phase I drilling program at the Fuwan Silver Deposit commenced on December 1, 2005 and was completed in late March 2006. The program was designed to upgrade the resource estimate and to explore along the southwest strike direction toward Luzhou and Dieping and the southeast dip direction of the main Fuwan Silver Deposit. Nine diamond drill holes with a total footage of 2,435 metres were drilled with specifications as shown in the following table. The drilling program was commissioned to two contractors, Sinorex Drilling Company and 757 Team. Three rigs were used for this on-going drilling program.

HOLE ID	FROM	TO	WIDTH	G/T SILVER
FW0001				NSV
FW0002	133.55	135.6	2.05	71.4
	147.34	152.73	5.39	129.8
	165.35	166.15	0.8	1200.0
	195.04	208.67	12.96	234.2
FW0003	242.7	251.8	9.1	284.1
	257.0	264.0	7.1	74.4
	292.3	293.3	1.0	894.0
FW0004	285.38	287.07	2.48	190.5
	300.23	302.65	2.42	106.8
FW0005	236.57	241.72	5.15	188.8
	243.72	252.42	8.7	823.8
FW0006	129.95	137.25	7.3	261.0
FW0007	95.0	98.0	3.0	168.0
	115.76	118.76	2.4	1183.4
FW0008	178	179.4	1.4	116.3
(abandoned	181.87	182.27	0.40	468.5
early)
FW0009	178.15	182.05	3.9	221.4
	232.55	236.28	3.74	292.5

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc are pending.

Hole FW 02 is a step-out hole drilled in an open area on Section 35, 1,000m west of the deposit centre (Section 4), while hole FW 03 tested the down dip extension of the silver mineralization.  Both holes encountered significant silver zones.  Hole FW 08 was drilled at the east end of the deposit, over 1,000m from the deposit centre (Section 4).

Holes FW 02 and FW 03, together with two holes ZK4302 (13.23m grading 271.93 g/t silver) and ZK2301 (19.91m grading 150.80 g/t silver), previously drilled by the Chinese, have outlined a large area (approximately 700m by 500m) with very strong and continuous silver mineralization.  This area has received little drilling previously and will be the prime target for the expanded drilling program.

Samples were sent to the Process Research Associated Ltd. (“PRA”) Kunming lab in Yunan province, China, (operated under the supervision of a certified Canadian assayer) for analysis of silver and gold by fire assay with an AAS finish. Ten percent of the pulps were re-run at the PRA Vancouver, Canada lab as checks, however it was decided later in the program to send them to an external lab in Vancouver.

The Company implemented a complete quality assurance/quality control program for the Phase I and II diamond drill programs. The quality control program consisted of shipping samples in batches of 17 samples, to which was added 1 certified reference material sample, 1 duplicate sample and 1 blank sample.

The certified reference material (“CRM”) fell within acceptable limits for seven of the eight batches in Phase I. The batch six CRM had a relative error of -29.71% when compared with the CRM recommended value.

Duplicate samples for 12 core pairs and 107 pulp pairs were examined for precision.  There were too few core duplicate pairs for any statistical representation but the precision (error)  on the pulp duplicate pairs was within the norm at less than 10%.

Phase II Program

Phase-II program has focused on resource expansion in dip and strike directions by stepout and infill drilling over the areas with strong and continuous silver minealization between Line 11 and 43 and Line 3 and 20 defined in Phase I program. 23 holes were designed as either stepout or infill holes with purpose to delineate the boundary of major ore zones and upgrade the resource category and 3 twin holes were designed to test the data from holes drilled by the 757 Exploration Team. By the end of September, 25 holes have been completed and the last hole was abandoned in early October because of mechanical problems. Assay results for the 23 holes have been received and interceptions of silver mineralization are summarized in the following table:

Average Grade of intersected ore zones in the Phase II DDH at Fuwan Project,Guangdong Project
Hole_id	From (m)	To (m)	Length (m)	Average Grade				Orebody id
				Ag(ppm)	Au(ppm)	Pb(%)	Zn(%)
FW0010	226.50	227.60	1.10	57	0.09	0.03	0.0015	Ⅰ
	250.90	254.90	4.00	183.9	0.04	1.26	0.67	Ⅱ
	288.65	289.35	0.70	62.1	0.09	0.17	0.7	Ⅲ
FW0011	154.97	156.97	2.00	267.3	0.12	0.08	0.18	Ⅱ
	178.63	179.30	0.67	70	0.04			Ⅲ
FW0012	128.16	134.03	4.48	253.9	0.15			Ⅰ
	140.37	146.65	6.28	155.6	0.12			Ⅰ
	201.00	203.20	2.20	154.0	0.20	0.20	1.08	Ⅲ
FW0013	237.00	243.00	6.00	575.2	0.41	0.57	2.36	Ⅰ
	256.10	265.40	9.30	270.6	0.10	0.37	3.36	Ⅱ
FW0014	236.92	240.62	3.70	143.5	0.12	0.09	0.48	Ⅰ
	266.15	271.02	4.87	76.1	0.04	0.18	0.84	Ⅱ
	287.00	288.20	1.20	228	0.07	1.27	0.52	Ⅲ
FW0015	42.29	43.09	0.80	118.0	0.10	0.60	0.53	Ⅰ
	50.40	52.44	2.04	81.6	0.10			Ⅰ
	55.59	56.69	1.10	152.0	0.09			Cavity
FW0016	250.37	250.90	0.53	325	0.11	0.36	1.17	Ⅱ
	268.56	270.14	1.58	136.2	0.27	0.24	0.23	Ⅲ
FW0017	97.32	98.32	1.00	271	0.16	0.12	0.28	Ⅰ
	113.73	114.73	1.00	391	0.11	0.27	2.06	Ⅰ

Average Grade of intersected ore zones in the Phase II DDH at Fuwan Project,Guangdong Project
Hole_id	From (m)	To (m)	Length (m)	Average Grade				Orebody id
	158.70	161.68	2.98	166.2	0.07	0.49	1.36	Ⅱ
FW0018	154.84	158.14	3.30	251.9	0.14	0.17	0.40	Ⅰ
	161.10	162.10	1.00	128	0.13	0.09	0.55	Ⅰ
	183.10	183.90	0.80	322.8	0.26	0.48	3.18	Ⅱ
	195.45	196.45	1.00	90.9	0.01	0.04	0.11	Ⅲ
	196.45	197.45	1.00
	208.35	209.15	0.80	1930.5	0.11	1.08	2.21	Ⅲ
	256.43	256.73	0.30	192.5				Cavity
FW0021	71.91	80.01	8.10	152.6	0.24	0.16	0.16	Ⅰ
	91.10	92.10	1.00	620.5	0.10	0.47	3.27	Ⅰ
	95.50	99.93	4.43	176.2	0.15	0.35	0.69	Ⅱ
	110.80	111.16	0.36	2100	0.14	9.31	5.80	Ⅲ

As of September 30, 2006, the Company has completed 8,100m drilling in 34 holes on the project. The current drilling program focuses on the west side of the deposit in a 700m by 500m area outlined from Line 03 to Line 43. The density of drilling grid over the major Fuwan silver zone has been increased to 120-160X80m.

A 7,000m infill drilling program, geotechnical and hydrological studies, metallurgical testing and environmental assessment have been organized as Phase III program at Fuwan since middle October. The density of drilling grid over the major silver zone will be increased to 80X80m upon the completion of Phase III program by the end of 2006. A subsequent pre-feasibility study will be initiated in the first half of 2007.  The Company plans to apply for a mining license for the project during the second half of 2007. The Company is working aggressively to bring the project into production at an early date in 2009.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the third quarter of 2006, the Company spent $492,000 on exploration costs on the Fuwan drilling program compared to $366,000 in the same period of 2005.

In the nine-month period ended September 30, 2006, the Company spent $897,000 on exploration costs for the Fuwan drilling program compared to $437,000 in the comparative period. Most of the increase in exploration expense is due to the $704,000 cost of the phase I and phase II drilling programs as described above.

The following is a summary of the exploration costs incurred for the Fuwan Property:

	Three months ended Sep 30, 2006	Three months ended Sep 30, 2005	Nine months ended Sep 30, 2006	Nine months ended Sep 30, 2005	Cumulative from August 20, 2004 (inception) to Sep 30, 2006

Consulting fees	$ 30,883	$ 81,126	$ 119,485	$ 116,534	$ 321,193
Drilling	434,159	22,309	704,327	49,439	747,671
Labor costs	13,065	4,946	33,914	4,946	67,239
Other exploration costs	14,193	38,114	39,546	46,291	122,919
	$ 492,300	$ 146,495	$ 897,272	$ 217,210	$ 1,259,022

In August 2006, the Company paid the second installment of approximately $436,000 (RMB 3,099,000) for the Fuwan Exploration Permit. The Company has accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $436,000 (RMB 3,099,000) payable in July 2007.

As of September 30, 2006, there are four Fuwan drilling contracts outstanding with a total contract value of RMB 1,988,000 (approximately $284,000). The Company has paid RMB 1,751,000 (approximately $250,000) and is committed to pay RMB 237,000 (approximately $34,000) within one year.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities.

Total administrative expenses for the third quarter of 2006 were $511,000 compared to $219,000 for the same period in 2005. The Company shares its Vancouver and China offices with Minco Mining, which allocates a portion of salaries, rent and office administration expenses, at cost, to the Company.

Many expenses such as office and miscellaneous, rent and telephone increased due to increased operating activity in 2006 after the Company’s initial public offering and public listing on the TSX. Changes in other significant expenses were:

•

Personnel costs (comprising salaries, benefits and consulting fees) for the third quarter of 2006 were $84,000, compared to $33,000 in the comparative period. The increase is a result of more operating activity after its public listing. In addition, in late 2005 and early 2006, the Company (through cost sharing arrangements with Minco Mining) recruited several senior level employees in

Canada and China. The Company expects its salaries expense will increase in coming periods as it hires additional employees in Canada and China to develop and explore its properties.

•

Following its public listing, the Company increased its investor relations initiatives by attending more investment conferences and incurred higher printing and distribution costs related to IR activities. As a result, the Company incurred investor relations expenses of $137,000 in the third quarter of 2006, compared to $13,000 in the comparative period.

•

In late 2005 and during 2006, the Company granted stock options to its directors, officers, employees and consultants. In the third quarter of 2006, the Company recorded $240,000 of stock-based compensation expense in connection with these grants (2005 - $nil).

In the nine-month period ended September 30, 2006, the Company incurred a total of $1,455,000 in administrative expenses (including $598,000 stock-based compensation expenses) compared to $387,000 (stock-based compensation expense - $nil) in the comparative period. The increase is generally due to a higher level of operating activity in 2006.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned any revenue other than interest income earned on short-term investments. In the third quarter of 2006, interest and sundry income was $69,000, compared to $7,000 in the same period of 2005. The increase was mainly due to increased balances invested, although yields have risen in the last year.

Interest and sundry income in the nine-month period ended September 30, 2006 was $187,000 compared to $67,000 in the comparative period.

As at September 30, 2006, short-term investments consist of three cashable guaranteed investment certificates. The yields on these investments were 3.95% to 4.35% (December 31, 2005 – 3% to 3.1%) per year.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters. The Company did not have results from operations prior to the fourth quarter of 2004.

		2006		2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest & sundry income	69,073	65,473	52,646	67,521	7,296	36,203	23,392	13,333
Net income/(loss)	(933,797)	(718,804)	(512,309)	(1,975,660)	(577,485)	(112,896)	(66,786)	(150,943)
Net income/(loss) per share – basic and diluted	(0.04)	(0.03)	(0.02)	(0.07)	(0.03)	(0.01)	(0.01)	(0.01)

During the periods presented, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher from 2004 to 2006, reflecting the Company’s higher level of activity as it acquired interests in new properties and undertook new exploration initiatives.

In the first three quarters of 2006, the loss reflected drilling activities in Fuwan project and higher administrative costs following the Company’s public listing.

The Company’s losses were increased in the third quarter of 2006, which were mainly due to more exploration activities on Fuwan silver project. The Company spent $492,000 exploration costs on Fuwan project in this quarter.

Compared to the same period of last year, in the third quarter of 2006, the Company also undertook more investor relations initiatives. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

The high net loss in the fourth quarter of 2005 was mainly due to the acquisition of exploration permits and initial public offering related costs (prospectus and investor relations) and stock-based compensation.

During the third quarter of 2005, the increase in net loss was mainly due to expenses in relation to the initial public offering. In addition, the costs of a technical report, dated November 3, 2005 and prepared in accordance with NI 43-101 for the Fuwan Silver Project, were mostly incurred by September 30, 2005.

In the second quarter of 2005, the Fuwan Reconnaissance Exploration Permit was transferred by No. 757 Exploration Team to Minco China, which holds the exploration permit on behalf of the Company.

The net loss was lower in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays, when project exploration and offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars, where possible.

Operating Activities

In the third quarter of 2006, the Company used cash of $581,000 to support operating activities.

The net loss in this quarter was $934,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as stock based compensation of $240,000 and amortization of $3,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $110,000. In the same period of 2005, the Company used cash of $500,000 to support operating activities.

For the nine-month periods ended September 30, 2006 and 2005, cash used in operating activities was $1,573,000 and $688,000, respectively.

Financing Activities

In the third quarter of 2006, Minco China incurred $294,000 in expenses on behalf of the Company for developing the Fuwan Property, investigation of new silver projects and shared office expenses compared to $232,000 was incurred in the same period of 2005.

During the nine-month period ended September 30, 2006, the Company received $641,000 from financing activities, compared to $5,411,000 in the same period of 2005.

On November 10, 2006, the Company filed a final short form prospectus and entered into an underwriting agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC World Markets Inc. and including Canaccord Capital Corporation and Sprott Securities Inc., in respect of an offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for aggregate proceeds of $15,000,000.  Each unit will consist of one common share and one-half of one common share purchase warrant, with each whole warrant being exercisable at $3.45 per common share for a period of 18 months from the closing of the Offering. The Underwriters also have an option to purchase up to an additional 750,000 common shares and 375,000 warrants to cover over-allotments and for market stabilization purposes for a period of 15 days from the closing of the Offering.

The net proceeds of the Offering will be used to fund the exploration and development program on the Fuwan Silver Project and for general working capital purposes.

The Offering is subject to regulatory approval, including approval of the Toronto Stock Exchange, and is expected to close by November 17, 2006.

Investing Activities

In the third quarter of 2006, the Company generated $117,000 from investing activities compared to $133,000 in investing activities during the same period of 2005. In the current quarter, $560,000 was generated from short-term investments and was subsequently used to fund the Company’s activities. The Company also made a payment of $436,000 for the 2nd installment of Fuwan Exploration Permit, and spent $7,000 in purchasing new capital assets.

For the nine months periods ended September 30, 2006 and 2005, cash generated from (used in) investment activities were $960,000 and ($4,768,000), respectively.

Available Resources

The Company’s cash and short-term investment balance as at September 30, 2006 amounted to $6,003,000, which is sufficient to fund the Company’s operations for the next 12 months.

Share Capital

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at September 30, 2006, 9,595,000 common shares were held in escrow.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements. As disclosed elsewhere in this MD&A, the Company has certain obligations in respect of the allocation of any profits that may be generated from the Fuwan Property.

Contractual Obligations

The Company has committed $34,000 for drilling programs in 2006 on the Fuwan Property.

Transactions with Related Parties

a.

Accounts payable at September 30, 2006 include $222,636 (December 31, 2005 – $141,479) due to Minco Mining in respect of shared office expenses of $198,644 (December 31, 2005 – $118,020) and exploration expenses for the Fuwan Property of $23,992 (December 31, 2005 – $23,459). The amount was repaid subsequent to the period end.

b.

Due to Minco China at September 30, 2006 was $673,183 (December 31, 2005 – $119,237), used for Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Mining, is unsecured and non-interest bearing.

c.

In 2006, the Company paid consulting fees of $59,875 (nine months ended September 30, 2005 – $37,570) to a director and President of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $28,500 to three independent directors (nine months ended September 30, 2005 - $nil).

d.

In 2006, the Company paid or accrued $34,436 (nine months ended September 30, 2005 – $33,548) in respect of rent, $84,193 (nine months ended September 30, 2005 – $83,368) in respect of exploration costs and $507,385 (nine months ended September 30, 2005 – $182,124) in respect of shared office expenses to Minco Mining.

e.

In 2004, Minco Mining transferred its mineral interests in the Changkeng Silver Interest, Fuwan Silver Project, and the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties to the Company in exchange for 14,000,000 common shares of the Company.  Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.

f.

The Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by two common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2005 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial and Other Instruments

Fair value – The fair values of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying values due to the short-term nature of these financial instruments. Short-term investments are carried at the lower of cost or market value.

Exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is subject to minimal credit risk with regard to short-term investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Mining of Minco Mining’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  However, the formal Changkeng joint venture has not been established and the Changkeng Permit has yet to be acquired by the Changkeng JV. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Mining directly) acquiring the Changkeng Permit; and (ii) Minco Mining acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property). The Changkeng Permit expired on September 10, 2006 and an application for renewal has been made.

(b)

There is some risk to the Company’s ownership in all of its mineral interest in China as it does not hold its interests directly. The Company, Minco China and Minco Mining have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Mining and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Mining agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Mining holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Mining holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

Outstanding Share Data

At the date of this MD&A, the Company has 25,265,900 common shares, 3,080,000 stock options and 209,700 broker warrants outstanding, for a total of 28,555,600 fully diluted common shares outstanding.